Notice of Meeting

and

Information Circular

Annual General Meeting of Shareholders

For Fiscal 2020

Table of Contents

Page

Notice of Meetingi

Covid19 Noticeii

Part-1 Voting and Proxies at the Meeting1

Part-2 Particulars of the Matters to be Acted Upon at this Meeting4

Part-3 Election of Directors5

Part-4 Disclosure of Corporate Governance Practices8

Part-5 Statement of Executive Compensation10

Enclosed Herewith this Mailing:

1.Notice of 2020 Annual General Meeting of Shareholders.

2.Covid19 Notice in regard to 2020 Annual General Meeting of Shareholders.

3.Information Circular for 2020 Annual General Meetings of Shareholders.

4.EITHER, a “Form of Proxy”, for use by our registered shareholders in voting, is enclosed with this Notice;

5.OR, a "Voting Instruction Form" or "VIF" for use by our non-registered or beneficial shareholders in voting, is enclosed with this Notice.

(i)

1500 - 1055 West Georgia Street

Vancouver BC  V6E 4N7 Canada

Information Circular

Annual General Meeting of Shareholders

For Fiscal 2020

You have received this information “Circular” because our records indicate you held “Common Shares” of Continental Energy Corporation as of the close of business on November 9, 2020 (the "Record Date"). You have the right to vote your Common Shares at our Annual General Meeting of Shareholders (the “Meeting”) and at any adjournments thereof. The Meeting shall be held on December 18, 2020 at the time and place specified in the "Notice" subject to change in accordance with the "Covid19 Notice" included with this Circular. The business to be conducted at the Meeting, on which you are requested to vote, is also summarized in the Notice and described in detail in this Circular.

We encourage you to vote your shares on these business matters of importance to our Company, whether in person, or by way of your designated proxy. Due to the Covid19 pandemic and building access restrictions described in the Covid19 Notice, we are encouraging shareholders not to attend the Meeting in-person. Instead you may cast your vote by one of several convenient ways by internet, by telephone, or by mail in accordance with the voting instructions provided in this Circular.

This Circular has been prepared by management, and unless otherwise stated, all information herein is current at November 6, 2020 (the "Circular Date"). All dollar figures are stated in United States dollars. Throughout, the terms "we", "us", "our", the "Company" and "Continental" mean Continental Energy Corporation and its subsidiaries, in the context.

Part - I

Voting and Proxies at the Meeting

Shareholder Voting Rights

1Entitlement to vote at the Meeting

a)Record date for voting - We have fixed 9 November 2020 as the "Record Date" for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at this Meeting.

b)Shares outstanding and voting - Our authorized capital consists of 500,000,000 Common Shares and 500,000,000 preferred shares. No preferred shares have been issued and none are outstanding. There were a total of 174,715,381 Common Shares outstanding at the close of business on the Record Date, and these trade in the US on the OTC markets under the symbol "CPPXF".

c)One share and one vote - Holders of Common Shares are entitled to one vote for each one Common Share held-of-record upon the Record Date, in all matters to be acted upon by the shareholders at this Meeting. Holders may exercise that vote either in person or by a designated proxy.

d)Quorum and votes to pass ordinary resolutions - We need a quorum of shareholders to be present to transact business at this Meeting. Under our articles, section-11.3, a quorum consists of one or more of the shareholders entitled to vote at the meeting, present in person or by proxy. Our articles require a simple majority (50% plus 1) of the votes cast at the Meeting, to pass an ordinary resolution approving any one of the agenda matters to be voted on at this Meeting.

e)Scrutineer of the meeting - Computershare Investor Services (“Computershare”) is our transfer agent and registrar. The Company has hired Computershare to attend and act as scrutineer of the Meeting. Computershare will also count, tabulate, and record the votes, including those voted in advance of the Meeting time whether voted by internet, telephone, mail, or fax directly, or via Intermediaries, in accordance with the instructions in this Circular.

f)Who can vote? - You are entitled to vote at the Meeting if you held Common Shares as of the close of business on November 9, 2020, the Record Date for the Meeting. There are different ways to submit your votes or provide voting instructions to a "Proxyholder", depending on whether you are a "Registered Shareholder" or a "Beneficial Shareholder".

2What kind of shareholder are you?

How you may choose to vote your Common Shares at the Meeting depends on whether you are a "Registered Shareholder" or a "Beneficial Shareholder".

a)You’re a Registered Shareholder if your name appears in our records as the registered holder of certificate(s) of any number of our Company's Common Shares.

b)You’re a Beneficial Shareholder, but not a registered one, if your Common Shares are held in your account by a securities dealer or stock broker, asset manager, bank, trust company, plan administrator, or other financial institution; any one of which may be "Your Broker". The vast majority of our shareholders are Beneficial Shareholders.

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c)All Beneficial Shareholders are either a "NOBO" or an "OBO" depending upon whether you have declared yourself to Your Broker to be a "Non-Objecting Beneficial Owner" or an "Objecting Beneficial Owner" of our Common Shares. In these cases, the word "Objecting" means you objected in writing to your name being disclosed by Your Broker to any third parties, including the Company, as the owner of your Common Shares.

3Who and what are Intermediaries?

As a Beneficial Shareholder your Common Shares are probably held in "street name form", and although shown to you to be in your account, may be held on your behalf and instead registered in the name of Your Broker or maybe even in the name of Your Broker's own securities depository or clearing agent. These agents are typically "CDS" if Your Broker is located in Canada or "Cede & Co" if Your Broker is located in the USA. Regardless, Your Broker, CDS, Cede & Co, or any other depository or clearing agent are each referred to in this Circular as an "Intermediary" and collectively as "Intermediaries".

4The roles of Computershare and Broadridge

Management of the Company has engaged the services of Computershare Investor Solutions ("Computershare") and Broadridge Financial Solutions ("Broadridge") to act as the Company's agents to assist in the distribution of this Circular and attached proxy and Meeting related materials to the shareholders; collect and record duly completed proxies, interact with Intermediaries to research Beneficial Shareholders; and generally assist with the recording of the proxyholder's votes on the agenda items to be considered at the Meeting.

5Distribution of Circular and proxy related materials

The Canadian Securities Administrators ("CSA") is an umbrella organization of securities regulators that harmonizes regulation of the Canadian capital markets through National Instruments ("NI"). One of these, "CSA NI 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer" or "NI 54-101" governs procedures for shareholder communications such as those of this Circular, the accompanying "Notice", and the enclosed "Form of Proxy" or "VIF" - "Voting Instruction Form" regarding the Meeting.

This Circular and related proxy materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company, Computershare or Broadridge or another of the Company agents have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding them on your behalf.

In accordance with NI 54-101:

a)Registered Shareholder Distribution - The Company shall send, or cause the sending of, this Circular and a Form of Proxy directly to all Registered Shareholders. To vote, please follow the detailed instructions in the Form of Proxy.

b)NOBO Distribution - The Company shall send, or cause the sending of, this Circular and the proxy related materials directly to Non-Objecting Beneficial Owners who are disclosed to us by their respective Intermediaries. NOBOs please note that you will receive a Form of Proxy labeled "VIF" or "Voter Instruction Form" from your Intermediary or from Broadridge. The VIF will have clear instructions on how to cast your votes by internet, phone, or mail and will also permit you to designate a Proxyholder through your Intermediary or Broadridge. To vote, please follow the detailed instructions in the VIF.

c)OBO Distribution - The Company has elected NOT to pay for the mailing costs to send proxy materials for this Meeting to Objecting Beneficial Owners. We will still deliver proxy related materials for this Meeting to the OBO's Intermediary if known, but the OBO will not receive the materials unless the Intermediary assumes the cost of delivery.

d)Notice and Access - We are NOT utilizing the "notice-and-access" process for distributing these Meeting materials.

6How to vote if you are a Registered Shareholder

Registered Shareholders will receive a "Form of Proxy" enclosed with this Circular. Registered Shareholders may attend the Meeting, present the attached Form of Proxy to the Meeting scrutineer, and personally vote when a vote is called at the Meeting. Alternatively, any Registered Shareholder not planning to attend the Meeting in person may use the attached Form of Proxy. You may vote in any one of three convenient ways:

a)by Paper, after completing, dating and signing the enclosed Form of Proxy and mailing it to the Company’s transfer agent, Computershare Investor Services to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

b)by Phone using a touch-tone phone to transmit voting choices to a toll free number. Follow the instructions of the voice response system and refer to the enclosed Form of Proxy for the toll free number, for your holder’s account number, and for the proxy access number; or

c)by Internet by scanning a QR code with a smartphone or manually entering the control number through the website of Computershare at www.investorvote.com. Follow the instructions that appear on the screen and refer to the enclosed Form of Proxy for your holder’s account number and the control number. Please vote ensuring that your Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the scheduled time of the Meeting or the adjournment thereof at which your Proxy is to be used.

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7How to vote if you are a Beneficial Shareholder

NOBO Beneficial Shareholders will receive a "VIF" or "Voter Instruction Form" enclosed with this Circular. OBO Beneficial Shareholders may obtain a VIF from their Intermediary. Beneficial Shareholders may attend the Meeting, write in their own name as the appointed proxyholder of the Intermediary named in the VIF, deliver the signed and completed VIF to the Meeting scrutineer, and personally vote when a vote is called at the Meeting. Alternatively, any Beneficial Shareholder not planning to attend the Meeting in person may use the attached VIF. You may vote in any one of three convenient ways:

a)by Paper, after completing, dating and signing both the enclosed VIFs and mailing them to the Company’s transfer agent, Computershare Investor Services to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

b)by Phone using a touch-tone phone to transmit voting choices to a toll free number. Follow the instructions of the voice response system and refer to the enclosed VIF for the toll free number, for your holder’s account number, and for the control number; or

c)by Internet by scanning a QR code with a smartphone or manually entering the control number through the website of Computershare at www.investorvote.com. Follow the instructions that appear on the screen and refer to the enclosed VIF for your holder’s account number and the control number. Ensure that your Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the scheduled time of the Meeting or the adjournment thereof at which your Proxy is to be used.

Proxies at the Meeting

Solicitation of Shareholder Proxies

8Persons making the solicitation

On behalf of the Company, management is hereby soliciting shareholder votes to be cast in person or by proxy at the Meeting. Solicitations are made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  We do not reimburse shareholders' brokers for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The Company will bear the cost of this solicitation

9Appointment of Management or Alternate proxyholders

Management has designated the persons named under "Appointment of Proxyholder" in the accompanying Form of Proxy each as a "Management Proxyholder" who shall attend, act, and vote at the Meeting in accordance with the instructions and on behalf of any shareholder who appoints them.

Alternatively, all shareholders have the right to appoint a proxyholder to vote at the meeting who is NOT a Management Proxyholder. Any shareholder desiring to appoint an "Alternate Proxyholder" to represent him or her at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper Form of Proxy.  A person appointed as an Alternate Proxyholder need not be a shareholder of the Company.

All completed Forms of Proxy must be deposited with Computershare Investor Services ("Computershare"), 100 University Ave, 8th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

10Voting as directed or voting at the discretion by proxyholders

Any duly appointed Management Proxyholder or Alternate Proxyholder is required to vote "for" or "against" or "withhold" from voting the Common Shares, as directed by the shareholder granting the Proxy, on any ballot that may be called for.

In the absence of any such direction, the Management Proxyholder shall vote in favor of matters described in the Proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed Form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, management of the Company knows of no such amendments, variations or other matters.

11Revocation of proxies

Only Registered Shareholders have the right to revoke a Proxy and may do so by:

a)executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or his/her authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare; or

b)executing an instrument in writing that is received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the Meeting or if adjourned meeting, at any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

c)personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

d)A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Non-registered or Beneficial Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

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Additional information about the Meeting

12Principal shareholders

To the knowledge of our directors and executive officers, the following persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date:

Name of Shareholder	Number of Common Shares	Percentage of Those Issued and Outstanding
none	---	---

13Interest of certain persons in matters to be acted upon

None of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors:

e)each person who has been a director or executive officer of the Company during the past fiscal year;

f)the nominees for director as proposed herein; or

g)any associate or affiliate of any of the above.

14Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since July 1, 2018. or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries.

15History with current independent auditor

Davidson & Company LLP (“Davidson”) was engaged as the Company’s successor auditors effective December 31, 2014. Davidson completed audits for the Company for its past six (6) fiscal years FY 2015, FY 2016, FY 2017, FY 2018, FY 2019, and FY 2020.

Part - II

Particulars of the Matters to be Acted Upon at this Meeting

The shareholders will be asked to consider and address the following items of business at this Meeting:

16Receive our audited consolidated financial statements for the financial year ended June 30, 2020 and the auditor’s reports thereon;

Our audited consolidated annual financial statements and management's discussion and analysis for the financial year ended June 30, 2020, and the auditor’s report thereon will be presented to the Meeting. Copies of these documents have been mailed to those registered shareholders who have indicated to us that they wish to receive them.  Copies may also be downloaded in PDF form after a search of our regulatory filings under our issuer profile on the SEDAR system at www.sedar.com.

17Fix the number of directors to be elected at the Meeting at five (5);

Our board of directors (the “Board”) currently consists of five (5) directors and we propose to fix the number of directors at five (5) for the ensuing year. The Chairman shall call a vote at the Meeting, FOR or AGAINST, the passing of the following ordinary resolution:

RESOLVED, the number of director of the Board is hereby fixed at five (5).

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR this resolution.

18Elect five directors to our Board to hold office for the ensuing fiscal year;

We have nominated the five current directors of the Company to stand for reelection. Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year. The Chairman shall call a vote at the Meeting, FOR or WITHHOLD, the election of each one of the nominees for election to the Board that are named below:

(1) Karsani Aulia(2) Phillip B. Garrison(3) Glenn S. Klein(4) Richard L. McAdoo (5) Stuart J. Doshi

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR each nominee.

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19To appoint Davidson & Company LLP, Chartered Professional Accountants, as our independent auditor for the ensuing fiscal year until the next annual general meeting and authorize the Board to fix their remuneration;

We have recommended that Davidson & Company LLP be re-appointed as our independent auditor for our ensuing fiscal year and serve until the next annual general meeting. The Chairman shall call a vote at the Meeting, FOR or AGAINST, the passing of the following ordinary resolution:

RESOLVED, Davidson & Company LLP are re-appointed as our independent auditor, to serve until the next annual general meeting; and the Board is authorized to fix their compensation.

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR this resolution.

20Transact such other business that is properly brought before the Meeting.

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the Management Proxyholders intend to vote on such items in accordance with management’s recommendation.

Part - III

Election of Directors

21Election of directors

At the Record Date the Company has five sitting directors on the Board, five of whom are also nominated for re-election at the Meeting. Additional information on each nominee to the Board is provided in the following table and is current at the date of this Circular.

Directors Nominated for Re-Election at the Meeting
Director’s Name and Residence	Current Positions With the Company	First Elected or Appointed	Standing Committee Memberships	Company Securities Owned by the Directors
Richard L. McAdoo Jakarta, Indonesia	Executive Director Chairman & CEO	Jan 1999	Governance	Shares13,579,158 Options2,000,000 Warrants0
Phillip B. Garrison Tulsa, OK	Executive Director Acting Interim CFO	Sep 2007	Audit	Shares3,000,000 Options4,000,000 Warrants 0
Karsani Aulia Jakarta, Indonesia	Executive Director CEO of Subsidiary	Mar 2017	Reserves, Compensation	Shares1,000,000 Options2,000,000 Warrants 0
Glenn S. Klein North Saanich, BC	Non-Executive & Independent Director	Nov 2018	Audit, Compensation, Governance, Reserves	Shares0 Options2,000,000 Warrants0
Stuart J. Doshi San Francisco, CA	Non-Executive & Independent Director	Sept 2019	Audit, Compensation, Governance, Reserves	Shares3,906,875 Options2,000,000 Warrants0

22Experience and Skills of the Nominees for Re-Election as Directors

A brief description of the qualifications, experience, skills and principal business activities for the past five years of each of the incumbent directors nominated for re-election at the Meeting, and referenced in the preceding table, follows:

Executive Director - Richard L. McAdoo, the CEO of the Company, holds a Bachelors and a Master's degree in Geology from Texas Tech University; and a Master's degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 35 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, former Soviet Union, and Southeast Asia. A long-time resident of Jakarta, Indonesia, he is a tireless promoter of small or stranded oil and gas fields as ideal candidates for innovative conventional and alternative energy solutions to the SE Asia region's chronic undersupply of electrical power and transportation fuels. For the past five years he has served as the Chief Executive Officer of Continental.

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Executive Director – Karsani Aulia, the Managing Director of the Company's PT Kilang Kaltim Continental subsidiary, is a resident of Jakarta, Indonesia. He is a graduate of the Bandung Institute of Technology and received his Master’s degree in petroleum geology, cum laude, from the Colorado School of Mines in 1982. He worked for PT Caltex Pacific Indonesia (Chevron-Texaco) from 1976 until 2004. There he held various technical and operating positions including Vice President Exploration and General Manager of Resources and Production for Caltex’s onshore Minas Field, the largest oilfield in Asia with a daily production of over 200,000 BPD. From 2002 until 2004 he served on Chevron's Worldwide Asset Management Committee and its Technology Council. From 2004 to 2007 he served as the General Manager for the Coastal Plains Pekanbaru PSC a local government owned oil and gas operating company with 27,000 BOPD oil production from the Riau Province, onshore Sumatra. Between 2007 and 2015, he served as Senior Vice President of Operations and Technology for Samudra Energy Ltd. an oil and gas exploration and production company based in Jakarta and Singapore. Under his leadership, Samudra Energy had a period of successful growth to become one of the top ten hydrocarbon producing companies in Indonesia. For the past five years he has been active in a variety of senior management and consulting positions with Indonesian oil and gas companies.

Non-Executive Director - Phillip B. Garrison is a resident of Tulsa, Oklahoma. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas.  He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994 as its Managing Director, responsible for downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director.  He also worked with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq during the conflict there.

Non-Executive and Independent Director – Glenn S. Klein is a resident of North Saanich, BC, Canada. He is a career banker with over 44 years’ experience and is an expert in international corporate debt restructuring in emerging economies. He began his career and worked for 30 years (1966 – 1996) at the Royal Bank of Canada (RBC) in various roles at RBC branches in Vancouver, Regina, and Montreal. He rose to Regional General Manager for RBC based in Dubai, with responsibility for RBC’s interests in the Middle East during the first Gulf War. During his tenure, the RBC Dubai office produced the highest financial results, return on capital and productivity for European units for five consecutive years. Since leaving RBC, Mr. Klein has held several executive level banking roles including serving as the Executive Vice President and General Manager of Banco De La Paz based in Bolivia, and as Dubai based Senior Vice President of Emirates NBD, by assets the largest bank in the Middle East. At Emirates NBD he was responsible for the problem corporate debt portfolio. Under his management, the bank achieved significant recoveries in excess of USD 300 million over a 12-year period.

Non-Executive and Independent Director – Suresh "Stuart" J. Doshi is a resident of San Francisco, California. Stuart is a graduate of the University of San Francisco with a degree in Finance and holds an MA in Economics from UC Santa Barbara. He has over 40 years of extensive experience in the founding, management, financing, and operations of energy and resource development business. He began his oil and gas career at Natomas Company soon after its acquisition of the Independent Indonesian American Petroleum Company (IIAPCO) and the discovery of substantial oil reserves in Indonesia's first offshore production sharing contract. Stuart rose through a variety of executive management positions to become director of corporate planning for Natomas at the time of its merger with Diamond Shamrock. During his time at Natomas, Stuart served as manager of its crude oil marketing arm where he oversaw sales to global markets of millions of barrels of oil produced by Natomas from its Indonesian oilfields. Stuart also served in senior executive management positions with Energy Sources Group and Pan Pacific Petroleum before co-founding Geopetro Resources Company, where he continues to serve as Chairman and CEO. Stuart has been involved in taking energy companies public on the Toronto Stock Exchange and on the former American Stock Exchange (now NYSE MKT).

23Corporate cease trade orders or bankruptcies, penalties or sanctions

a)No proposed director is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer except as follows:

i)As a result of the delinquent filing of the Company’s audited annual consolidated financial statements for the fiscal year ended June 30, 2013 and subsequent quarterly filings, the BC Securities Commission issued a cease trade order on December 23, 2013 and the Alberta Securities Commission issued a similar cease trade order on March 26, 2014. These orders prohibited the trading of the Company’s securities in Canada until the Company's 2013 annual and subsequent quarterly filings were brought current and revocation orders were issued by both Commissions. The delinquencies were cured by the Company and on July 24, 2014, the BC Securities Commission and the Alberta Securities Commission both revoked their cease trade orders. Therefore, two directors nominated for re-election, McAdoo and Garrison were directors at the time Continental received the order and remained as directors until the deficiencies were cured and the cease trade order lifted.

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ii)As a result of the delinquent filing of the Company’s audited annual consolidated financial statements for the fiscal year ended June 30, 2015, the BC Securities Commission issued the Company a cease trade order on November 4, 2015. The order prohibited trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and a revocation order is issued. The Company completed the audits and filed the last of the statements and reports required to remedy and cure the filing deficiencies on 23 June 2017. The Company applied for a revocation order on 7 July 2017, and the BCSC revoked the cease trade order on 20 July 2017. Therefore, two directors nominated for re-election, McAdoo and Garrison were directors at the time Continental received the order and remained as directors until the deficiencies were cured and the cease trade order lifted.

iii)Geopetro Resources Company ("Geopetro") is a US company that listed its shares on the TSX and commenced trading under the symbol TSX:GEP on March 30, 2006. Geopetro applied to voluntarily delist its common stock from the TSX, and upon acceptance by the TSX, Geopetro's stock ceased to trade on the TSX at the close of trading on March 5, 2009. Geopetro continued thereafter to be a reporting issuer in each of the provinces of Canada. Geopetro's shares continued to trade in the USA, first on the NYSE MKT and now currently on the OTC-Pink. As a result of the delinquent filing with Canadian regulators by Geopetro of its audited annual consolidated financial statements for the fiscal year ended December 31, 2014, provincial securities regulators issued cease trade orders in 2015 to Geopetro. These orders prohibit trading of Geopetro securities in Canada until the deficiency is cured by Geopetro filing the required financial reports and revocation orders by the regulators are issued. One director nominated for re-election, Mr. Doshi was a director and CEO of Geopetro at the time it received the orders.

b)No proposed director is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

c)No proposed director is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

d)No proposed director has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

e)No proposed director, since December 31, 2000, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; or has entered into a settlement agreement with any securities regulatory authority; or has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

f)Board of Directors Governance Practices

The number of Directors on the Company's Board of Directors was fixed at five (5) directors at the last annual general meeting. Under the Company's articles, the Board is entitled to add up to a maximum of one (1) director at any time between annual general meetings, should it deem necessary or desirable.

a)Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting.

b)Orientation of New Directors – The Company provides newly appointed or elected Directors with a copy of all policies, codes of conduct, and board committee charters then currently in effect at the time of election for their information, and with guidance published by legal firms for persons serving as directors of Canadian public company. The Company assists all new Directors with registering on the "NI 55-102 System for Electronic Disclosure by Insiders" or "SEDI"; and advising of the requirements for each new Director to file and view insider reports electronically that are required of Directors by Canadian Securities Administrators.

c)Skills and Experience Review - The Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing Continental’s strategic direction, management and affairs. We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our core business needs.

d)Nomination of Directors - The Company maintains a standing board committee, that in accordance with its charter, is charged with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board, or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers. See Part-6.4.1 "Governance and Nominating Committee" herein below for additional disclosure about nominations of directors.

e)Other Reporting Issuer Directorships - As at the Circular Date, no directors of the Company are also serving as a director of any other reporting issuer in any jurisdiction, whether in Canada, in the USA, or other foreign; except for Mr. Doshi who also serves as CEO and a director of USA domiciled Geopetro Resources Company, OTC-Pink: GEOR.

f)No Third Party Arrangements - No director nominated for re-election at the Meeting is being elected under any arrangement or understanding between the proposed director and any other person or company.

AGM Information Circular 2020Continental Energy CorporationPage 7

24Independent Directors and Executive Directors

At the Circular Date, the Company has five sitting directors, three of whom are Executive Directors and two of whom are Non-Executive Directors and also Independent Directors. The Company is nominating five sitting directors for re-election at the Meeting as described below:

a)Executive Directors – The Company considers three of its nominees for election as directors, Mr. McAdoo, Mr. Garrison, and Mr. Aulia, to be "Executive Directors" by virtue of the fact each is a salaried employee paid directly by the Company, or by a subsidiary of the Company for personal services rendered in their capacities as senior executive officers of the Company and/or one or more of the Company's subsidiaries.

b)Non-Executive Directors – The Company considers two of its nominees for director, Mr. Klein and Mr. Doshi, to be "Non-Executive Directors" by virtue of the fact that neither is an officer of the Company and neither is a salaried employee paid by the Company or one or more of the Company's subsidiaries for personal services.

c)Independent Directors – The Company considers two of its nominees for director, Mr. Klein and Mr. Doshi, to be "Independent Directors" by virtue of the fact that both are Non-Executive Directors, neither is holder of, or director or officer of a holder, of 10% or more of the Company's voting stock, and neither is a director, officer, or major shareholder of an affiliate controlled by the Company or in control of the Company. Each also meets the requirements of an "Independent Director" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices.

Part - IV

Disclosure of Corporate Governance Practices

25Venture Issuer

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 52-110 and accordingly is disclosing this Statement of Executive Compensation pursuant to the requirements of Part-2.2(1) of NI 58-101 and Form 58-101F2 Disclosure of Corporate Governance Practices - Venture Issuer. In addition to the disclosure of corporate governance practices in this Part-6, the reader is referred to Part-3, sections 3.3 and 3.4 for additional disclosure concerning the operating practices of the Board of directors.

26Code of Business Conduct and Ethics

The Company publishes a written Code of Business Conduct and Ethics (the "Code"). The most recent revision of this Code was adopted by the board of directors on January 10, 2020. The purpose of the Code is to promote ethical and responsible decision making by all of the directors, officers, managers, and all other employees of the Company. The core principles of the Code embrace the values of honesty, integrity, excellence, accountability, transparency, independence, and common-sense ethical responsibility.

A complete copy of the Code has also been filed and made publicly available on SEDAR in accordance with requirements of Part-2.3 of NI 58-101. A copy of the Code will also be available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company’s registered office located at 1500 - 1055 West Georgia Street, Vancouver BC, V6E 4N7, Canada. However, the office location is subject to access restrictions imposed by Order of the Minister of Public Safety and Solicitor General M116 invoking a state of emergency because of the Covid19 pandemic and the Company encourages shareholders to avoid a trip to view the charter on paper and instead view or download at SEDAR.

The Code is in the form of a convenient PDF file which can be downloaded from the Company's issuer profile on SEDAR after a search for the Company's 'Code of Conduct' filing dated January 10, 2020, at http://sedar.com/search/. The Code of Conduct is hereby incorporated into this Circular by this reference. Consequently, a copy of the Code of Conduct is not attached to this Circular.

27Published Corporate Policies

In addition to the Code of Business Conduct and Ethics described in the preceding section, the Company adopts from time to time and as deemed necessary or desirable certain policies, procedures, guidelines, and recommended practices or procedures for specific administrative, social, compliance, environmental, or ethical issues (each one of which are herein referred to as a "Policy"). Each Policy forms an integral part of the Code described in the preceding section. Policies are applicable to all directors, officers, full and part-time employees, casual hires, consultants, advisers, contractors, and suppliers who are working under direct contract to the Company or any one of the Company's wholly owned subsidiaries, its majority owned or otherwise controlled subsidiaries, and any joint ventures under its designated operational control. As at the Circular Date the Company has adopted, published, and made publicly available the following Policies on SEDAR, attached as part of the 'Code of Conduct' filing dated 1/10/20 and these copies are hereby incorporated into this Circular by this reference. Consequently, copies are not attached to this Circular.

•"Policy on Control of Information and Insider Trading" - The purpose of this Policy is to the purpose of this Policy is intended to prevent "Insider Trading" by persons in possession of "Material Non-Public Information" concerning the Company or its business operations and activities; prevent "Tipping" by persons in possession of the same information" from informing or conveying such knowledge to any other persons; and provide guidance to persons subject to this Policy to permit them to lawfully conduct legitimate transactions for their own personal benefit in the securities of the Company.

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•"Policy on Bribery and Anti-Corruption" - This Policy sets out the responsibilities of the Company and its affiliates, in preventing Bribery and Corruption of Government Officials. This Policy also applies to individuals and corporate counterparties who work for and conduct business on behalf of Continental, all of whom have a separate personal responsibility and may separately be held accountable and personally liable for any Bribery or Corruption issues that may arise. This Policy is intended to guide management, individual personnel, and corporate counterparties to recognize situations which might give rise to possible Bribery and Corruption concerns and the procedures for preventing, reporting, and dealing with such issues.

•"Policy on Compliance with Sanctions and Trade Restrictions" - This Policy sets out the responsibilities of the Company and its subsidiaries, associates, affiliates, and personnel in complying with applicable international economic and legal "Sanctions" (as such term is broadly defined in Section-4 of the Policy to include Embargoes, Trade Restrictions, Asset Freezes, Export Controls, and Financial Prohibitions, and other types of Sanctions), many of which are intended to combat global terrorist activities, enforce laws, and/or force political change. This Policy also applies to individuals and corporate counterparties who work for and conduct business on behalf of the Company, all of whom have a separate personal responsibility and may separately be held accountable and personally liable for any Sanctions related issues that may arise. This Policy is intended to guide management, individual personnel, and corporate counterparties to recognize situations which might give rise to possible Sanctions concerns and the procedures for preventing, reporting, and dealing with such issues.

Audit Committee

28The Company's Audit Committee

The Company's Board of Directors has chartered a standing "Audit Committee" and charged it with the responsibility of coordinating, reviewing, and working with the Company’s accountants and auditors regarding the preparation, review, and approval of the Company's annual audited financial statements and related regulatory filings in both Canada and the USA.

a)Our Audit Committee operates under the Company's obligations pursuant to the regulatory practices prescribed by the Canadian Securities Administrators under National Instrument 52-110 Audit Committees and its Companion Policy 52-110CP as last amended and in force and effect (both herein referred to as "NI-52-110").

b)The Audit Committee does not consist of the entire Board of Directors. At the Circular Date the Audit Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.4 or in Part-6.1.1 of NI 52-110 Audit Committees. The two Independent Directors on the Audit Committee are directors Doshi and Klein. Mr. Klein serves as chair of the Audit Committee. The Company's Executive Director and Acting CFO is the third member of the Audit Committee. All three Audit Committee members are "Financially Literate" as such term is defined in Part-1.6 of NI 52-110 Audit Committees.

c)The Company considers all three members of the Audit Committee to be "Audit Committee Financial Experts" as such term is defined in US Regulation S-K 17 CFR Part 229.407(d)(5)(ii). Mr. Klein is a former banker with years of international banking experience at the senior executive level. Mr. Garrison is a Certified Public Accountant and a former employee of public accounting firm Arthur Young and Co. Mr. Doshi has years of experience as a CEO of publicly traded companies listed on the American Stock Exchange (now NYSE-MKT) and TSX and OTC.

The Audit Committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as recommended by the Audit Committee and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Audit Committee is dated January 10, 2020 and has been filed with Canadian securities regulators on SEDAR. A copy may be found at the Company's issuer profile on SEDAR and downloaded after a search for the Company's "Other" filing dated January 10, 2020, at http://sedar.com/search/. The Charter of the Audit Committee is hereby incorporated into this Circular by this reference. Consequently, a copy is not attached to this Circular.

A copy of the Charter of the Audit Committee will also be available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company’s registered office located at 1500 - 1055 West Georgia Street, Vancouver BC, V6E 4N7, Canada. However, the office location is subject to access restrictions imposed by Order of the Minister of Public Safety and Solicitor General M116 invoking a state of emergency because of the Covid19 pandemic and the Company encourages shareholders to avoid a trip to view the charter on paper and instead view or download at SEDAR.

Other Standing Committees of the Board

In addition to its Audit Committee, the Board has chartered three additional "standing" committees to deal with specific issues relating to corporate governance and Board oversight on the Company's operational activities. Each standing committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as recommended by the Committee and when the Board deems necessary or appropriate. The most recent revision of the three Charters for the below listed standing committees is dated January 10, 2020 and each one has been filed with Canadian securities regulators on SEDAR. Copies of each may be found at the Company's issuer profile on SEDAR and downloaded after a search for the Company's "Other" filing dated January 10, 2020, at http://sedar.com/search/. The Charters of the Governance and Nominating Committee, the Compensation Committee, and the Reserves Committee are each hereby incorporated into this Circular by this reference. Consequently, copies are not attached to this Circular. These three standing committees are as follows:

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29The Governance and Nominating Committee

The Company’s Board of Directors has chartered a standing "Governance and Nominating Committee" and charged it with responsibility for oversight of the periodic review, amendment, and approval of the Company's "Code of Business Conduct and Ethics"; and with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers.

a)The Governance and Nominating Committee does not consist of the entire Board of Directors.

b)At the Circular Date the Governance and Nominating Committee has three duly appointed members, a majority and two of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Klein and Doshi. Mr. Doshi serves as the committee chair. The Company's Chairman and CEO is the third member.

30The Compensation Committee

The Company’s Board of Directors has chartered a standing "Compensation Committee" and charged it with responsibility for oversight and periodic review of the Company's "equity incentive plans", "incentive plan", "equity incentive plans", and "plans" for "share-based awards" and "option-based awards" as such terms are all defined in Part-1.2 of NI 58-102F6 Statement of Executive Compensation and herein referred to collectively as "Compensation Plans". After such review, the Committee shall advise the Board of any recommendations for additions or revisions to the Compensation Plans.

a)The Compensation Committee does not consist of the entire Board of Directors.

b)At the Circular Date the Compensation Committee has three duly appointed members, a majority and two of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Compensation Committee are directors Doshi and Klein. The Company's Executive Director Aulia is the third member.

31The Reserves Committee

The Board of Directors has chartered a standing "Reserves Committee" and charged it with responsibility for oversight of the preparation, review, and approval of the Company's oil and gas activity and reserves reporting. The Reserves Committee operates pursuant to the regulatory requirements prescribed by the Canadian Securities Administrators under National Instrument 51-101 Statement Of Reserves Data And Other Oil And Gas Information ("NI-51-101").

a)The Reserves Committee does not consist of the entire Board of Directors.

b)At the Circular Date the Reserves Committee has three duly appointed members, a majority and two of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Committee are directors Doshi and Klein. The Company's Executive Director Aulia, an experienced petroleum geologist, is the third member and committee chair.

Part - V

Statement of Executive Compensation

32Venture Issuer, IFRS, and US$

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 52-110 and accordingly is disclosing this Statement of Executive Compensation pursuant to the requirements of Form 51-102F6V Statement of Executive Compensation - Venture Issuer. The Company prepares its financial statements and accounts in US dollars currency using IFRS as issued by IASB. All dollar values are in US$ in this statement of executive compensation unless otherwise indicated.

33Named Executive Officers or NEOs

A “Named Executive Officer” (a “NEO”) means the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at July 1, 2020 and whose total compensation was in excess of CDN$150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at July 1, 2020.

At the Record Date, Mr. McAdoo - CEO; Mr. Garrison - Acting CFO; and Mr. Aulia - CEO of subsidiary; are the NEOs of the Company for the purposes of this statement of executive compensation disclosure. The CEO, the Acting CFO, and the CEO of a subsidiary are also directors of the Company and because they are also NEOs, they are considered to be Executive Directors and are not considered to be Independent Directors.

34Non-NEO Directors

During the Company’s financial year ended June 30, 2020 there was no change to the Company's Non-NEO directors except for the appointment of Mr. Doshi to the board on September 30, 2019 and re-election of both Mr. Klein and Mr. Doshi at the Company annual general meeting held on December 9, 2019. At the Record Date the Company has two serving Non-NEO directors, Mr. Klein and Mr. Doshi. The Company considers both to be independent directors and non-executive directors for the purposes of this statement of executive compensation disclosure.

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35External, third-party intermediary management contracts

No executive management functions of the Company are performed by a person or company other than the NEOs and the directors of the Company. The Company, or the Company's subsidiaries directly employ the NEOs under personal service contracts. No external management company or third party employs or retains one or more of the individuals acting as NEOs or directors of the Company to provide such services under a contract with the Company.

36Director and NEO compensation, excluding compensation securities

The following table discloses all compensation paid, payable, awarded, granted, or otherwise provided by the Company to a director or a NEO in any capacity during the most recently completed and audited financial year ended June 30, 2020.

Table of Compensation Excluding Compensation Securities (In US$ unless otherwise indicated)
		Note-1		Note-2	Note-3	Note-4	Note-5	US$
Name and Position	Fiscal Year	Salary and Fees		Bonus and Commission	Committee or Meeting Fees	Value of Perquisites	Value of All Other Compensation	Total Compensation
		By Company	By Subsidiary
Richard L. McAdoo NEO & Executive Director	2020	Nil	$41,732	Nil	Nil	Nil	Nil	$41,732
Phillip B. Garrison NEO & Executive Director	2020	$42,000	Nil	$20,998	Nil	Nil	Nil	$62,998
Karsani Aulia NEO & Executive Director	2020	Nil	$41,732	Nil	Nil	Nil	Nil	$41,732
Byron Tsokas NEO Vice President	2020	$5,250	Nil	Nil	Nil	Nil	Nil	$5,250

Notes to the table:

(1)"Salary and Fees" means and includes earned compensation paid or accrued to the NEO in the fiscal year indicated directly "By the Company" or indirectly by compensation paid "By one of the Company's Subsidiaries". The Company does not pay salary or fees to directors for service on the Board or any of its committees.

(2)"Bonus and Commission" means any cash or shares based awards or other similar compensation paid or accrued to a NEO or a director in the fiscal year indicated, usually as a one-off special bonus for exceptionally valuable person contribution to the Company.

(3)"Meeting Fees" means and includes fees paid or accrued to directors for service or meeting attendance on the Board or any of its committees. The Company does not pay fees to directors for participation in board meetings or board committee meetings.

(4)"Perquisites" means the value of property or other personal benefits provided to an NEO or a director that are not generally available to all employees, except for value that in the aggregate is worth less than 10% of an NEO’s total salary for the financial year are not included.

(5)"Other Compensation" means value paid or accrued relating to defined payroll benefits, pension contributions, or similar plans.

37Stock options and other compensation securities

The following table discloses each grant or issue of compensation securities made by the Company to a director or a NEO during the most recently completed and audited financial year ended June 30, 2020.

Compensation Securities Granted or Issued During the Most Recently Completed Financial Year Ended June 30, 2020
	Note-1			Note-2				Note-3
NEOs and Directors	Compensation Securities Granted or Issued							US$ Closing Price of Underlying Security
Names and Positions	Type	Number of Compensation Securities	Number of Underlying Securities	% of Class	Date of Issue or Grant	Exercise Price US$	Expiry Date	On Grant Date	On FYE End 30 June 2020
Richard L. McAdoo NEO & Director	Options Warrants	0 0	0 0	0.0% 0.0%	--- ---	$ -.-- $ -.--	--- ---	$ -.-- $ -.--	$ -.-- $ -.--
Phillip B. Garrison NEO & Director	Options Warrants	2,000,000 0	2,000,000 0	26.6% 0.0%	30 Sep 2019 ---	$ 0.05 $ -.--	30 June 2021 ---	$ 0.02 $ -.--	$ 0.02 $ -.--
Karsani Aulia NEO & Director	Options Warrants	0 0	0 0	0.0% 0.0%	--- ---	$ -.-- $ -.--	--- ---	$ -.-- $ -.--	$ -.-- $ -.--
Glenn S. Klein Independent Director	Options Warrants	1,000,000 0	1,000,000 0	13.3% 0.0%	30 Sep 2019 ---	$ 0.05 $ -.--	30 June 2021 ---	$ 0.02 $ -.--	$ 0.02 $ -.--
Stuart J. Doshi Independent Director	Options Warrants	2,000,000 0	2,000,000 0	13.3% 0.0%	30 Sep 2019 ---	$ 0.05 $ -.--	30 June 2021 ---	$ 0.02 $ -.--	$ 0.02 $ -.--

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The following table discloses each exercise of compensation securities made by a director or a NEO during the most recently completed and audited financial years ended June 30, 2020.

Exercise of Compensation Securities by Directors and NEOs During the Most Recently Completed Financial Year Ended June 30, 2020
	Note-1	Note-2			Note-3		US$
NEOs and Directors Names and Positions	Type of compensation security	Number of Underlying Securities Exercised	Exercise Price Per Security	Date of Exercise	Closing Price per Security on Date of Exercise	Difference Between Exercise Price and Closing Price on Date of Exercise	Total US$ Value on Exercise Date
Richard L. McAdoo NEO & Director	Options Warrants	0 0	$ -.-- $ -.--	--- ---	$ -.-- $ -.--	$ -.-- $ -.--	$ -.-- $ -.--
Phillip B. Garrison NEO & Director	Options Warrants	0 0	$ -.-- $ -.--	--- ---	$ -.-- $ -.--	$ -.-- $ -.--	$ -.-- $ -.--
Karsani Aulia NEO & Director	Options Warrants	0 0	$ -.-- $ -.--	--- ---	$ -.-- $ -.--	$ -.-- $ -.--	$ -.-- $ -.--
Glenn S. Klein Independent Director	Options Warrants	0 0	$ -.-- $ -.--	--- ---	$ -.-- $ -.--	$ -.-- $ -.--	$ -.-- $ -.--
Stuart J. Doshi Independent Director	Options Warrants	0 0	$ -.-- $ -.--	--- ---	$ -.-- $ -.--	$ -.-- $ -.--	$ -.-- $ -.--

Notes to the tables:

(1)“Options” means a compensation security granted by the Company as a performance incentive in accordance with the shareholder approved stock option plan currently in effect at the date of grant. Options are typically vested upon grant unless the Compensation Committee has determined otherwise and including a vesting schedule in any individual stock option agreement granted.

“Warrants” typically means a compensation security issued by the Company as special additional compensation in a transaction, for example to the lender of a loan, for services rendered, or possibly as a part of a unit together with a whole or partial common share in a private placement or similar share issue. Warrants may or may not be vested upon grant unless the Compensation Committee or the Board has determined otherwise and including a vesting schedule in any individual warrant agreement issued.

(2)“Underlying Security” means a common share in the case of either Options or Warrants.

(3)“Closing Price” for the Company's CPPXF common shares as quoted on the US OTC Markets in US$.

Stock Options and Other Incentive Compensation Plans

38Options based incentive compensation plans

The Company has a formal stock option plan for its directors, NEOs, and all other employees and consultants permitted under the plan. The shareholders adopted the plan, knowns as the "2017 Stock Option Plan", at the Company's 2016 annual general meeting. It is the Company's sole options based incentive compensation plan and is in force and effect as of the date of this Circular. Its key terms and provisions are summarized as follows:

a)Purpose of Plan - The purpose of the 2017 Stock Option Plan (the "Plan") is to provide the Company with an equity based compensation mechanism (in this case one common share (a "Share") of the Company underlying each "Option") to attract, retain and motivate qualified "Executives", "Employees" and "Consultants" (as each group is defined in the Plan) to contribute toward the long term goals of the Company. It also encourages such individuals to acquire Shares of the Company as long term investments, and thereby aligns the common interests of such individuals to those of the Company's other shareholders.

b)Oversight of the Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines, subject to the provisions of the Plan, those Executives, Employees and Consultants to whom Options are to be granted; the Exercise Price at which the Option may be exercised; the term for which the Option is to be valid; and the special terms or vesting milestones of the Option, if any, set out in the Option certificate delivered to the holder.

c)Participation in Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines those Executives, Employees and Consultants to whom Options are to be granted.

d)Maximum Number of Shares - The aggregate maximum number of Options which may be granted under the Plan, including any options granted pursuant to a previous plan, may not exceed ten percent (10%) of the total number of the Company's common shares issued and outstanding upon any grant date.

e)Rolling Return - If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan. Similarly, 10% of the new shares created on any Option exercise shall contribute to the available pool of Options available for grant.

f)Exercise Price of Option - The "Exercise Price" shall not be less than the "Market Value" of the Shares as of the grant date. The Market Value of the Shares for a particular grant date is the closing trading price of the Shares on the day immediately preceding the grant date, and may be less than this price only if it is within the discounts permitted by the applicable listing requirements and regulatory authorities.

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g)Limitations on Grant Amounts - The following limitations shall apply to the Plan and all Options granted thereunder:

i)The maximum number of Options which may be granted to any one Option holder under the Plan within any twelve (12) month period shall be five percent (5%) of the total number of the Company's common shares issued and outstanding upon the grant date.

ii)If required by listing or regulatory rules, disinterested shareholder approval is required to the grant to Insiders, within a twelve (12) month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous twelve (12) months, exceed ten percent (10%) of the issued Shares;

iii)The maximum number of Options which may be granted to any one Consultant within any twelve (12) month period must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date; and

iv)The maximum number of Options which may be granted within any twelve (12) month period to Employees or Consultants engaged in investor relations activities must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date, and such options must vest in stages over twelve (12) months with no more than twenty five (25%) of the Options vesting in any three (3) month period.

h)No Transfers - Options granted under the Plan are not transferable and may not be assigned.

i)Limitations on Term - The expiry date of an Option may be fixed by the Compensation Committee at the date of grant provided that the expiry date of no Option shall be later than the tenth (10th) anniversary of its grant date. Additionally:

i)In the event of the death or disability of the holder, the Options shall be exercisable by the holder's heir or personal representative for a period of one-year from the date of death or disability.

ii)In the event of termination of employment, engagement, or holding of the office for which the Options were granted for any reason including resignation, the Option shall expire thirty (30) days after such termination.

39Shares based equity compensation plans

The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal annual, short, or long term shares based equity incentive awards or compensation plans that may provide for any direct grants or issues of Company securities to its executives as compensation for accomplishment of any pre-determined objectives, milestones, or similar performance accomplishment related events. However, the Company may consider such an award to any NEO or director on a one-off basis in the event of a personal act or performance that provides an extraordinary addition to the value of the Company or its business operations.

40Non-equity based incentive compensation plans

The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal annual, short, or long term non-equity based incentive awards or compensation plans that may provide for any direct payment of cash bonuses or provision of perquisites, benefits, or gifts to its executives as compensation for accomplishment of any pre-determined objectives, milestones, or similar performance accomplishment related events. However, the Company may consider such an award to any NEO or director on a one-off basis in the event of a personal act or performance that provides an extraordinary addition to the value of the Company or its business operations.

Employment, Consulting and Management Agreements

41Current NEOs

During the Company’s financial year ended June 30, 2020 the Company engaged three NEOs under employment contracts directly with the Company or directly with a subsidiary of the Company for the provision of the NEO's personal and substantially full-time professional services to the Company and its subsidiaries. However:

a)In a letter to the Board of Directors dated September 30, 2017 the CEO of the Company voluntarily suspended and terminated payment and accrual of salary to the CEO commencing retroactively to July 1, 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Accordingly, the Company did not compensate the CEO for services rendered during the Fiscal Year ended 30 June 2020.

b)On November 1, 2018 the Company engaged the Acting CFO under an employment agreement to provide services to the Company in that capacity at a salary of US$ 3,500 per month.

c)On November 1, 2018 the Company's wholly owned subsidiary PT Kilang Kaltim Continental ("KKC") engaged the services of the CEO and an Executive Director to provide services indirectly to the Company and directly to KKC in the respective capacities of Commissioner and President Director (or CEO) respectively, each at a monthly salary of Rupiah 50 Million (about US$ 3,500 per month).

42Standardized Terms of NEO employment contracts

The Company utilizes standardized terms of employment and compensation and conditional compensation for all of its NEOs. These contracts provide that each NEO, an "Employee" as defined in the standardized contract, contains the following standardized provisions:

a)The Company may or may not, subject solely at the determination of the Board of Directors, pay an annual or other incentive bonus (collectively the "Bonus") to the Employee at such times and in such amounts as the Board of Directors at their sole discretion may determine.

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b)The Company may or may not, subject solely at the determination of the Board of Directors, grant incentive stock options (collectively the "Options") to the Employee at such times and in such amounts as the Board of Directors at their sole discretion may determine.

c)The Employee shall be eligible to participate in any employee stock ownership plans the Company at its sole determination may from time to time implement, although at the date of the Employment Agreement there are no such plans in place.

d)The Employee shall be eligible to participate in any pension plans the Company at its sole determination may from time to time implement, although at the date of the Employment Agreement there are no such plans in place.

e)The Employee and Employee's dependents shall be eligible to participate in any group medical insurance plans the Company at its sole determination may from time to time implement, although at the date of the Employment Agreement there are no such plans in place.

f)The Employee's Salary, Bonus, Options and other benefits, if any, are hereinafter collectively referred to as the Employee's "Compensation".

43Senior Executive Officers in Subsidiaries

The Company operates most of its business activities through two subsidiaries, both within the Republic of Indonesia.

a)PT Continental Hilir Indonesia ("PT-CHI")

PT-CHI was incorporated on 12 September 2017 under a foreign direct investment license with the Indonesian government as a management consulting business. The Company acts through PT-CHI and utilizes it to seek out and develop new Indonesian downstream oil and gas industry business opportunities for the Company's benefit. PT-CHI successfully identified and developed one such opportunity which directly led to the formation of a second new special purpose corporate subsidiary, KKC, to build, own, and operate the Maloy Refinery. As at financial year ended June 30, 2020 and at the date of this Circular PT-CHI has not entered into any management contracts.

b)PT Kilang Kaltim Continental ("KKC")

KKC was incorporated on 5 December 2017 under a foreign direct investment license with the Indonesian government and holds other licenses from the Ministry of Mines and Energy which permit it to build, own, and operate a 24,000 barrels per day capacity crude oil refinery at the KIPI Maloy International Port and Industrial Park, a new special economic zone and industrial center located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The Maloy Refinery is intended to refine local domestic Indonesian crude oil feedstocks into motor fuels and other refined products for sale direct to underserved industrial and retail consumers within the East Kalimantan Province. KKC entered into employment agreements with two NEOs as further described in Section-42.c above during fiscal 2018. During the financial year ended June 30, 2020 and up to the date of this Circular PT-KKC has not entered into any additional management contracts.

44Termination and change of control benefits

At the Record Date, the Company has no contractual provisions, agreements, plans or arrangements that would provide for payments to any NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the NEO’s responsibilities; except for the required 30-day notice period for required termination of the NEOs contracts.

45No family relationships

At the Record Date, there are no family relationships between any one of the Company's NEOs or directors with another. Additionally, there are no family relationships between any of the signatories to any contracts entered into by the Company with any one of its NEOs, directors, officers, or senior management employees or contractors.

46Oversight and description of director and NEO compensation

As at the Record Date the Company has no formal plan in place and does NOT pay directors fees of any kind for service as directors or attendance of meetings. The Company does reimburse expenses of directors for travel, accommodation, and meals when a director personally travels to a meeting or on business at the specific request of the Company. Compensation paid to NEO's is paid pursuant to the employment contract with each which are further described in the disclosure provided in Part-7.8 Statement of Executive Compensation of this Circular.

Oversight and management of director and NEO compensation is a duty of the Compensation Committee of the Board as further described in Part-6.4.2 of the Disclosure of Corporate Governance Practices in this Circular and in the Charter of the Compensation Committee incorporated herein and hereby this reference as filed on SEDAR under the Company's issuer profile as an 'Other' security holders documents filing dated January 10, 2020. ET. A PDF copy may be found and viewed or downloaded at the Company's issuer profile on http://sedar.com/search/.

47Pension plan disclosure

At the Record Date, the Company does not have, nor does it expect to implement during the forthcoming fiscal year, any formal pension plans that provide for payments or benefits at, following, or in connection with retirement.

48Indebtedness of NEOs, directors and employees

None of the current or former directors, NEOs, other officers, employees of Continental, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of our most recently completed financial year.

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49External Audit Fees

The aggregate fees billed by our external auditors for the last two fiscal years are categorized and set forth in the following table:

Fee Type	FYE 30 June 2020	FYE 30 June 2019
Audit Fees	CDN $ 30,000	CDN $ 30,000
Audit-Related Fees	None expected	None
Tax Fees	None expected	None
All Other Fees	None expected	None

50Additional Information

Additional information relating to Continental, including our comparative financial statements and management discussion and analysis for our most recently completed financial year, may also be downloaded in PDF form after a search of our regulatory filings on the SEDAR system at www.sedar.com  under our issuer profile. Upon request, the Company will promptly provide a copy of any such document free of charge to a securityholder of the Company.

Our Board has approved the contents of this Circular and authorized us to send it to you.

This Circular is dated at Vancouver, British Columbia, on this 6th day of November, 2020.

ON BEHALF OF THE BOARD,

//signed// “Richard L. McAdoo”

Chairman of the Board

Vancouver, British Columbia

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